Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
TOTAL VOTING RIGHTS
London, 28 August 2009 — Randgold Resources Limited announces that, in accordance with FSA’s Disclosure and Transparency Rules, its issued share capital consists of 82 767 150 (eighty two million seven hundred and sixty seven thousand and one hundred and fifty) issued ordinary shares of US$0.05 each. These figures include the shares issued in connection with the Global Offer, which were issued on 4 August 2009.
Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 5 848 (five thousand eight hundred and forty eight) issued ordinary shares in Treasury. Therefore, the total number of voting rights in the Company is 82 761 302 (seventy six million seven hundred eighty two thousand three hundred and two).
The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the FSA’s Disclosure and Transparency Rules.
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com